Exhibit 99.1

Lion Announces Unaudited First Half of 2020

Financial Results

Hong Kong, August 19, 2020 /PRNewswire/ -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), operator of an all-in-one trading platform that offers a wide spectrum of products and services with a focus on Chinese investors, today announced its unaudited financial results for the six months ended June 30, 2020.

First Half of 2020 Financial and Operating Highlights

All comparisons are made on a year-over-year (“yoy”) basis.

●	Total revenues decreased by 19.7% to $6.4 million from $8.0 million.

●	Net income decreased by 31.3% to $2.4 million from $3.5 million.

●	Total number of revenue-generating customer accounts decreased by 1.7% to 3,980 from 4,047 due to the decline in Lion’s insurance business.

●	Total revenue-generating CFD (contract for difference) trading client accounts increased by 25% to 2,295 from 1,843.

●	CFD trading volume decreased by 67.1% to 111,418 lots from 338,873 lots.

●	Futures brokerage trading volume decreased by 62.0% to 223,656 lots from 595,554 lots.

●	TRS (total return swap) trading volume was $9.1 million in the first half of 2020 and $11.3 million in July 2020.

Mr. Chunning (Wilson) Wang, CEO of Lion, commented, “As the COVID-19 outbreak disrupted business operations around the world in the first half of 2020, our businesses were negatively affected by border closures in particular. Travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotion, and exhibition activities, which limited our opportunities to acquire new customers. In addition, the economic impact of the pandemic negatively affected our customers, as many are business owners. This caused a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. Furthermore, our customers’ concerns about future unpredictability due to COVID-19 and heightened geopolitical tensions also caused their trading activity to decline, impacting our CFD trading business in particular. Despite these challenges, we are seeing signs of revenue recovery and believe our business is optimized for improved performance as normal operations resume.”

“We were also able to make progress towards new business opportunities. We have entered into ISDA master agreements and related supplementary agreements with CICC and Guotai Junan Securities, two of the top five swap traders in China. In addition, we recently launched the total return swap (TRS) trading services in an official capacity, offering international investors the opportunity to invest in China’s stock market with higher leverage compared to buying China’s stocks directly. We are also pleased to announce that Lion successfully completed its business combination in June and is now trading on the NASDAQ under ticker ‘LGHL’.”

“Uncertainty surrounding the COVID-19 outbreak is a challenge that our industry, and Lion will continue to navigate in the coming months, especially with recent flare-ups in our operating geographies. However, we will continue to closely monitor the situation, and we remain committed to building and growing our integrated trading platform to provide pioneering, world-class, high-quality services to Chinese investors around the world,” concluded Mr. Wang.

FINANCIAL RESULTS

For the Six Months Ended June 30, 2020:

Revenues

Total revenues were $6.4 million in the first half of 2020, representing a decrease of 19.7% yoy from $8.0 million in the first half of 2019. The decrease was attributable to: (i) a decrease in market marking commission income; (ii) a decrease in futures and securities brokerage income; and (iii) a decrease in insurance brokerage income, partially offset by an increase in CFD trading profits.

●	Revenues generated from CFD trading services were $5.1 million, representing an increase of 9.0% yoy from $4.7 million in the prior year period. The Company began offering CFD trading services in May 2019. Such revenues are derived from the commissions charged to clients who trade on Lion’s platform, as well as bid/offer spreads and trading profit. Trading profit increased by $1.6 million, partially offset by a decrease of $1.1 million in market making commission income. Market making commission income decreased by 29.2% to $2.7 million for the six months ended June 30, 2020 from $3.8 million for the six months ended June 30, 2019, primarily due to the decrease in CFD trading volume to 111,418 lots from 338,873 lots, which was mainly attributable to the economic and financial challenges caused by the COVID-19 pandemic and our customers’ concerns about future uncertainty. In addition, travel restrictions limited our opportunities to acquire new customers. As a percentage of total revenues, revenues from CFD trading services comprised of 79.7% of revenues compared to 58.7% in the prior year period.

●	Revenues generated from insurance brokerage services were $0.6 million, representing a decrease of 64.9% yoy from $1.8 million in the prior year period. The decrease was attributable to travel restrictions in Hong Kong stemming from the COVID-19 outbreak and the unstable political environment in Hong Kong, which have discouraged Chinese clients from purchasing insurance products in Hong Kong. As a percentage of total revenues, revenues from insurance brokerage services comprised of 9.9% of revenues compared to 22.7% in the prior year period.

●	Revenues generated from futures and securities brokerage services were $0.6 million, representing a decrease of 57.8% yoy from $1.5 million in the prior year period. The decrease was attributable to a significant decrease in trading volume of futures products and securities, primarily caused by the economic and financial challenges brought on by COVID-19. In addition, travel restrictions limited our opportunities to acquire new customers. As a percentage of total revenues, revenues from futures and securities brokerage services comprised of 9.6% of revenues compared to 18.3% in the prior year period.

●	Revenues generated from other services were $0.05 million, representing an increase of 118.5% yoy from $0.02 million in the prior year period, primarily attributable to the increase in interest income.

Operating expenses

Total operating expenses were $4.1 million in the first half of 2020, representing a decrease of 9.8% yoy from $4.5 million in the first half of 2019. The decrease was attributable to a decrease in commission expenses, partially offset by increases in compensation expenses, communication and technology, professional fees, occupancy, and other expenses.

●	Commission expenses decreased by 66.5% to $0.8 million from $2.3 million in the prior year period, primarily due to a decrease in insurance brokerage commission expenses and futures and securities brokerage commission expenses, which is in line with the overall decreases in the insurance brokerage business as well as futures and securities brokerage services.

●	Compensation expenses increased by 46.0% to $1.5 million from $1.0 million in the prior year period, primarily due to the growing number of employees, in line with business growth and an increase in average compensation.

●	Occupancy expenses increased by 36.6% to $0.3 million from $0.2 million in the prior year period, primarily due to the rental of new office space.

●	Communication and technology expenses increased by 28.5% to $0.47 million from $0.37 million in the prior year period, primarily due to an increase in trading systems service fees and market data fees, which was in line with the growth of the Company’s CFD trading services and the launch of its TRS trading services.

●	General and administrative expenses decreased by 8.6% to $0.29 million from $0.32 million in the prior year period.

●	Professional fees increased to $0.15 million from $0.06 million in the prior year period, primarily due to legal and consulting services fees in relation to the Company’s operations in the Cayman Islands.

●	Services fees increased by 41.0% to $0.23 million from $0.16 million in the prior year period due to greater outside services needed as a result of business growth.

●	Interest expenses increased to $0.08 million from almost nil in the prior year period, primarily due to interest on the outstanding balance from a one-off bridge loan, as well as interest paid on loans borrowed from Lion’s TRS trading service business partners.

●	Other expenses, which comprised of depreciation, marketing expenses, payment service charges, and other operating expenses, were $0.3 million compared to $0.1 million in the prior year period, mainly due to an increase of US$0.2 million in marketing expenses incurred for the promotion of Lion’s businesses.

Income tax expense

BC Wealth Management Limited, the Company’s Hong Kong subsidiary engaging in the insurance brokerage business, is the only entity within Lion that is subject to income taxes. Income tax expenses decreased to approximately $3,000 for the six months ended June 30, 2020, from $0.06 million for the six months ended June 30, 2019, primarily resulting from a decrease in profit before income taxes in the current period, due to a significant decrease in commission income for insurance brokerage services.

Net income

As a result of the above, net income was $2.4 million in the first half of 2020 compared to $3.5 million in the first half of 2019. Diluted net income per ADS was $0.32 in the first half of 2020 compared to diluted net income per ADS of $0.49 in the first half of 2019.

In the first half of 2020, the Company’s weighted average number of ADSs used in calculating diluted net income per ADS, was 7,461,884 compared to 7,090,381 in the prior year period. As of June 30, 2020, the Company had a total of 17,399,176 Class A and B ordinary shares outstanding, or the equivalent of 17,399,176 ADSs.

Liquidity

As of June 30, 2020, the Company's cash and restricted cash were $9.6 million including $1.5 million of restricted cash compared to $8.6 million (including $2.2 million of restricted cash) as of December 31, 2019. Net cash provided by operating activities was $2.1 million. Net cash used in investing activities was $0.4 million. Net cash used in financing activities was $0.6 million. The effect of exchange rate changes on cash was $0.02 million.

BUSINESS OUTLOOK

Based on current market and operating conditions, the Company expects revenues for the second half of 2020 to be between $10 million and $13 million.

About Lion

Lion Group Holding Ltd. (NASDAQ: LGHL) operates an all-in-one trading platform that offers a wide spectrum of products and services with a focus on Chinese investors. Through its state-of-the-art technology, Lion offers contract-for-difference (CFD) trading, total return swap (TRS) trading, insurance brokerage, futures brokerage, and securities brokerage on its platform, which can be accessed through applications available on the iOS, Android, Windows, and macOS systems. Lion’s customers are predominantly well-educated and affluent Chinese individual investors residing both inside and outside the PRC as well as institutional clients in Hong Kong. Additional information may be found at http://ir.liongrouphl.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, and the industry in which it operates. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

CONTACTS

Lion Group Holding

Tel: +852 2820 9011

Email: ir@liongrouphl.com

ICR, LLC

William Zima

Tel: +1 203 682 8233

Email: ir@liongrouphl.com

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE GAIN/LOSS

(in dollar amount)

	Six months ended June 30,
	2020	2019
Revenue
CFD trading services	$5,126,239	$4,703,195
Insurance brokerage services	638,574	1,820,214
Futures and securities brokerage services	617,242	1,461,652
Other	48,461	22,180
	6,430,516	8,007,241

Expenses
Commission	762,061	2,275,430
Compensation	1,486,160	1,017,639
Occupancy	323,224	236,701
Communication and technology	469,662	365,576
General and administrative	292,788	320,507
Professional fees	153,853	62,622
Services fees	231,785	164,414
Interest	79,343	979
Other expenses	254,442	48,246
Depreciation	21,992	24,312
Marketing	199,948	248
Payment service charge	19,309	-
Other operating expenses	13,193	23,686
Total Expenses	4,053,318	4,492,114

Income before income taxes	2,377,198	3,515,127

Income tax expense	(3,321)	(59,993)
Net income	$2,373,877	$3,455,134

Other comprehensive income
Foreign currency translation adjustment	20,560	(39,839)
Comprehensive income	$2,394,437	$3,415,295

Earnings per share - basic and dilutive(i)	$0.32	$0.49

Weighted average number of ordinary shares(i)	7,461,884	7,090,381

(i)	Share and per share data have been retroactively restated to give effect to the business combination which was completed on June 16, 2020 and accounted for as a reverse recapitalization.

LION GROUP HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in dollar amount)

	June 30,	December 31,
	2020	2019

Assets
Cash and cash equivalents	$8,111,409	$6,388,978
Restricted cash - Bank balances held on behalf of customers	1,470,486	2,192,201
Securities owned, at fair value	9,424	180,201
Derivatives, at fair value	11,069	194,110
Receivables from broker-dealers and clearing organizations	18,703	20,409
Receivables from broker-dealers and clearing organizations - customer accounts	2,182,623	1,664,552
Commissions receivable	60,839	88,560
Short-term loans receivable	2,087,593	1,637,310
Other receivable	306,368	166,064
Prepaids, deposits and other	452,385	510,291
Fixed assets, net	53,186	73,688
Intangible asset	86,762	67,964
Other assets	219,558	233,343
Deferred taxes	198	677

Total assets	$15,070,603	$13,418,348

Liabilities and Equity
Liabilities
Payables to customers	$3,044,689	$3,853,693
Payable to broker-dealers	607,132	-
Commissions payable	16,953	29,439
Dividends payable	-	385,901
Other payables	1,149,637	417,445
Short-term borrowings	621,101	1,412,570
Short-term borrowings from related party	-	128,415

Total liabilities	5,439,512	6,227,463

Commitments and Contingencies

Equity
Preferred shares, $0.0001 par value, 50,000,000 shares authorized, none issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	$-	$-

Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 7,647,962 and 3,140,388 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively (i)	765	314

Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,751,214 and 3,949,993 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively(i)	975	395

Additional paid in capital(i)	7,649,772	7,605,034
Retained earnings (accumulated deficit)	1,996,974	(376,903)
Accumulated other comprehensive income (losses)	(17,395)	(37,955)

Total equity	9,631,091	7,190,885

Total liabilities and equity	$15,070,603	$13,418,348

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization.

LION GROUP HOLDING LTD.

UNAUDITED SUMMARY OF CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS DATA

(in dollar amount)

	Six months ended June 30,
	2020	2019

Net cash provided by operating activities	$2,061,335	$4,189,410
Net cash used in investing activities	(447,673)	(9,832)
Net cash used in financing activities	(631,692)	(4,432,953)
Effect of exchange rate changes on cash	18,746	(39,997)
Net increase (decrease) in cash	1,000,716	(293,372)
Cash and restricted cash at beginning of period	8,581,179	7,108,158
Cash and restricted cash at end of period	$9,581,895	$6,814,786